United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2011

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 001-34195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the
Year Ended December 31, 2011	4–14

SUPPLEMENTAL SCHEDULE—

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2011	15

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Layne Christensen Company Capital Accumulation Plan
Mission Woods, Kansas

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2012

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments − at fair value:
Mutual funds	$73,519,622	$73,187,898
Common/collective trust fund	22,647,632	21,912,338
Layne Christensen Company Common Stock	4,435,068	6,193,013
Total investments	100,602,322	101,293,249

Receivables:
Notes receivable from participants	2,848,595	2,789,024
Participant contributions	289,670	199,280
Employer contributions	159,118	100,498
Total receivables	3,297,383	3,088,802

Cash	5,165	9,812

Total assets	103,904,870	104,391,863

LIABILITIES−
Accrued administrative expenses	68,960	66,259

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	103,835,910	104,325,604

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(481,788)	-

NET ASSETS AVAILABLE FOR BENEFITS	$103,354,122	$104,325,604

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participant contributions	$7,871,927
Employer contributions	4,102,251
Rollover contributions	772,727

Total contributions	12,746,905

Investment income (loss):
Net depreciation in fair value of investments	(6,477,106)
Dividend and interest income	2,549,067

Net investment loss	(3,928,039)

Interest income on notes receivable from participants	99,612

Total additions	8,918,478

DEDUCTIONS:
Benefits paid to participants	9,710,084
Administrative expenses	179,876

Total deductions	9,889,960

DECREASE IN NET ASSETS	(971,482)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	104,325,604

End of year	$103,354,122

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.       DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General − The Plan is a defined contribution plan and is administered by Layne Christensen Company and a 401(k) Investment Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors.  Bank of America, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility − Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

Contributions − Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% eligible compensation up to limitations imposed by the Internal Revenue Code ("IRC"). Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional "catch-up contribution" in accordance with the Plan document. Effective January 1, 2007, the Plan was amended to allow Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation. No profit sharing contribution was made for the year ended December 31, 2011.

Effective January 1, 2011, Bencor Corporation of America-Foundation Specialist became a participating employer in the Plan.

Effective January 1, 2010, W.L. Hailey Company, Inc. became a participating employer in the Plan.

Investment Options − The Plan has twenty types of investment funds available as investment options for participants including a Company common stock account, a common/collective trust fund and eighteen mutual funds. Of the twenty types of investment funds available on an ongoing basis, fourteen are considered "core" investment options while the remaining six represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants' elected deferral percentage at the time of contribution.

Participant Accounts and Vesting − Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $16,170 and $10,463, respectively. During the year ended December 31, 2011, employer contributions were reduced by $11,245 from forfeited non-vested accounts.

Participant Loans − Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their elective deferrals account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The 401(k) Investment Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

Payment of Benefits − Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination.  In the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant's consent, if the Participant does not elect to have such distribution paid directly to an "eligible retirement plan" specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting − The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates − The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties − The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition − The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Plan's investment in the Layne Christensen Company Common Stock is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year.

Upon termination of the Bank of America, N.A. Retirement Preservation Trust, formerly the Merrill Lynch Retirement Preservation Trust, (the “Retirement Preservation Trust” or “Fund”) on February 28, 2011, the Federated Capital Preservation Fund replaced the Retirement Preservation Trust as an investment option in the Plan. The Federated Capital Preservation Fund (the “Capital Preservation Fund”) is a common collective trust fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. The Capital Preservation Fund invests principally in guaranteed investment contracts, separate account guaranteed investment contracts, synthetic guaranteed investment contracts and a money market mutual fund, which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

The investment objective of the Capital Preservation Fund is stability of principal and high current income. There is no unfunded commitment and there is no redemption notice period, except related to employer-initiated events as noted below.

Limitations on the Ability of the Capital Preservation Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Capital Preservation Fund to transact at contract value and require twelve months' notice of intention to make withdrawal:

•	Partial or complete termination of the participating trust

•	Exclusion from coverage of a group of employees

•	Implementation of an early retirement program

•
Termination of employment attributable to a transfer or other change of employment from an employer to a parent, subsidiary or any company under common ownership or control with the employer, any change in employer as a result of the spin-off, sale or merger of any unit of the employer and a partial plan termination.

Circumstances That Impact the Fund – The Capital Preservation Fund holds separate account GICs and synthetic GICs each of which has a wrap contract that provided a minimum guaranteed rate of return for the term of the contracts. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Capital Preservation Fund in certain circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

In the event the wrap contracts fail to perform as intended, the Capital Preservation Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Capital Preservation Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Capital Preservation Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. In accordance with GAAP, the stable value fund is included in the 2011 statement of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

On October 6, 2010, Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) (the “Retirement Preservation Trust” or “Fund”) changed from a stable value fund to a short-term bond fund with the approval of a Resolution to terminate the trust and commence liquidation of the assets. The most significant change was the elimination of the Fund’s wrap contracts and change from contract value to fair value accounting. The change in the fund’s investment strategy required the Retirement Preservation Trust to recognize an unrealized loss of the difference between the contract value of the contracts and the fair value of the underlying securities on October 6, 2010. The realized losses incurred from the restructurings of the Retirement Preservation Trust were funded by a Liquidity Commitment that was made available to the Retirement Preservation Trust by the Bank of America, N.A. Holding Corporation.  Bank of America, N.A. Holding Corporation, agreed to provide a Liquidity Commitment of $175 million to the Trust to provide liquidity on an as-needed basis to fund the difference between the market value and the book value for current and anticipated plan initiated withdrawals. In connection with that determination, an affiliate of Bank of America Corporation agreed to provide a Make Whole Commitment in order to provide additional liquidity as-needed to allow for continued withdrawals from the Trust at $1.00 per unit to the extent the Liquidity Commitment was insufficient for that purpose. In addition, on October 6, 2010, the Trustee removed the $6.3 million per month limitation on the plan initiated withdrawals. This limitation did not affect participant initiated withdrawals. The Trust terminated operations on February 28, 2011 and was liquidated on March 1, 2011 through an in-kind distribution to unit holders. All Trust units were redeemed or exchanged at the net asset value per unit of $1.00, which terminated the Trust.

Therefore, as of October 6, 2010, the Retirement Preservation Trust was a common collective trust fund with underlying investments in short-term U.S Government Obligations and was valued at fair value. The Fund seeks to preserve principal, maintain high liquidity and earn an appropriate market return. There is no unfunded commitment. In addition, there is no redemption notice period and redemption frequency is immediate. There are no other redemption restrictions in the Fund.  Individual participant accounts invested in the common collective trust fund were maintained on a unit value basis. Participants did not have beneficial ownership in specific underlying securities or other assets in the Fund, but had an interest therein represented by units valued daily. Issuances and redemptions of units were made on such days based upon the net asset value per unit. The Fund earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the Fund were converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts were charged or credited with the number of units properly attributable to each participant.

Prior to October 6, 2010, the Retirement Preservation Trust was a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans.

The Retirement Preservation Trust sought to provide preservation of capital, liquidity and current income at levels that were typically higher than those provided by money market funds and similar to short or intermediate term bond funds without the volatility, before deduction of expenses. The Retirement Preservation Trust invested primarily in traditional guaranteed investment contracts and wrapped portfolios of fixed income investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The Retirement Preservation Trust imposed certain restrictions on the Plan and the fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believed that the occurrence of events that would cause the fund to transact at less than contract value (as described in the following paragraphs) was not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	Layoffs, bankruptcy, plant closings, or early retirement incentives

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	Violation of equity wash or equivalent rules in place and changes of qualification status of the Company or the Plan

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets, typically fixed income securities, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any changes in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants − Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Payment of Benefits − Benefit payments to participants are recorded upon distribution.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 and 2011 did not materially affect the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits, statement of changes in net assets available for benefits or on the disclosures in the financial statements.

3.       FAIR VALUE MEASURMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total

Layne Christensen Company Common Stock	$4,435,068	$-	$-	$4,435,068

Mutual funds:
Domestic stock funds	40,085,847	-	-	40,085,847
Balanced funds	5,919,605	-	-	5,919,605
International stock funds	7,387,085	-	-	7,387,085
Fixed income funds	16,266,654	-	-	16,266,654
BlackRock Energy and Resources Portfolio	3,860,431	-	-	3,860,431

Total mutual funds	73,519,622	-	-	73,519,622

Common/collective trust fund:
Federated Capital Preservation Fund	-	22,647,632	-	22,647,632

Total	$77,954,690	$22,647,632	$-	$100,602,322

	Fair Value Measurements at December 31, 2010, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2010 Total

Layne Christensen Company Common Stock	$6,193,013	$-	$-	$6,193,013

Mutual funds:
Domestic stock funds	41,203,786	-	-	41,203,786
Balanced funds	6,186,221	-	-	6,186,221
International stock funds	7,093,354	-	-	7,093,354
Fixed income funds	13,703,725	-	-	13,703,725
BlackRock Energy and Resources Portfolio	5,000,812	-	-	5,000,812

Total mutual funds	73,187,898	-	-	73,187,898

Common/collective trust fund:
Retirement Preservation Trust	-	21,912,338	-	21,912,338

Total	$79,380,911	$21,912,338	$-	$101,293,249

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.     INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010

Federated Capital Preservation Fund	$22,647,632	(2)
Retirement Preservation Trust (1)	(2)	21,912,338
PIMCO Total Return Fund	15,424,525	12,810,814
BlackRock Basic Value Fund (1)	10,017,344	10,629,487
Davis New York Venture Fund	9,969,321	11,057,384
American Growth Fund of America	5,645,466	5,779,282
Layne Christensen Company Common Stock (1)	(3)	6,193,013
Thornburg International Value Fund	(3)	5,746,841

(1) Represents a party-in-interest to the Plan.
(2) The Retirement Preservation Trust became the Federated Capital Preservation Fund in 2011. See Note 2 for further description.
(3) This investment met the 5% or more threshold in 2010, but did not in 2011.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(1,824,465)
Mutual funds	(4,652,641)

Net depreciation in fair value of investments	$(6,477,106)

5.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in units of a common collective trust fund as of December 31, 2010 were managed by Bank of America, N.A.  Bank of America, N.A. is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

In addition, Bank of America, N.A. is a subsidiary of Bank of America Corporation, which has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Common Stock includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 183,267 and 179,925 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $4,025,125 and $3,771,493, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2011.

6.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letters dated July 8, 2010 and March 20, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC requirements. During the Plan year, the Plan had certain operational and administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan's sponsor will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System ("EPCRS"). The Plan Sponsor is in the process of taking necessary corrective steps. The Plan Sponsor believes that the Plan has maintained its tax-exempt status. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2011 there are no uncertain tax positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosure in the financial statements.

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011, and the decrease in net assets per the financial statements to the net loss per the Form 5500 for the year ended December 31, 2011, is as follows:

2011

Net assets available for benefits per the financial statements	$103,354,122
Adjustment from contract value to fair value for fully
benefit-responsive stable value fund	481,788

Total net assets per the Form 5500	$103,835,910

Decrease in net assets per the financial statements	$(971,482)
Change in fair market value for fully benefit-responsive
stable value fund	481,788

Net loss per Form 5500	$(489,694)

******

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
EMPLOYER ID NO: 48-0920712
PLAN NO: 005
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)

		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
		maturity value	Cost	Current Value

*	Layne Christensen Company	Layne Christensen Company Common Stock	**	$ 4,435,068
		Common Stock (183,267 shares)

*	Federated	Federated Capital Preservation Fund	**	22,647,632
		Common/Collective Trust (2,216,584 units)

	Oakmark	The Oakmark Equity & Income Fund	**	4,664,319
		Mutual Fund (172,433 shares)

	PIMCO	PIMCO Total Return Fund	**	15,424,525
		Mutual Fund (1,419,000 shares)

	Perkins	Perkins Mid Cap Value Fund	**	2,431,478
		Mutual Fund (120,490 shares)

	American	American Growth Fund of America	**	5,645,466
		Mutual Fund (196,843 shares)

	Invesco	Invesco International Growth Fund	**	1,473,357
		Mutual Fund (57,531 shares)

*	BlackRock	BlackRock Health Sciences Opportunity Portfolio	**	897,367
		Mutual Fund (30,700 shares)

*	BlackRock	BlackRock Energy and Resources Portfolio	**	3,860,431
		Mutual Fund (104,477 shares)

	Seligman	Seligman Communications and Information Fund	**	2,073,459
		Mutual Fund (48,479 shares)

	Oppenheimer	Oppenheimer Developing Markets Fund	**	380,301
		Mutual Fund (13,127 shares)

	JPMorgan	JPMorgan Small Cap Equity Fund	**	1,983,571
		Mutual Fund (55,376 shares)

	Thornburg	Thornburg International Value Fund	**	4,595,818
		Mutual Fund (187,279 shares)

	Davis New York	Davis New York Venture Fund	**	9,969,321
		Mutual Fund (303,757 shares)

*	BlackRock	BlackRock S&P 500 Index I	**	3,234,978
		Mutual Fund (210,611 shares)

	Franklin	Franklin High Income Fund	**	842,129
		Mutual Fund (431,861 shares)

	Franklin	Franklin Small-Mid Cap Growth Fund	**	3,832,862
		Mutual Fund (109,698 shares)

*	BlackRock	BlackRock Global Allocation Fund	**	1,255,285
		Mutual Fund (68,820 shares)

*	BlackRock	BlackRock Basic Value Fund	**	10,017,344
		Mutual Fund (411,728 shares)

*	BlackRock	BlackRock Pacific Fund	**	937,611
		Mutual Fund (64,044 shares)

*	Plan Participants	Participant Promissory Notes		2,848,595
		Interest rates ranging from 3.25% to 8.50%; maturity dates through October 2025.

	TOTAL INVESTMENTS			$ 103,450,917

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL
ACCUMULATION PLAN

DATE: June 28, 2012	By Layne Christensen Company

	By	/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President – Finance and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page

23	Consent of Independent Registered Public	18
	Accounting Firm